

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2016

Via E-mail
Joe Laxague, Esq.
Laaxague Law, Inc.
1 East Liberty, Suite 600
Reno, NV 89501

> **Re:** **Sydys Corporation**
> **Schedule 14F-1**
> **Filed May 10, 2016**
> **File No. 005-81747**

Dear Mr. Laxague:

We have reviewed the above-captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments.

General

1. The company is required to file the required information pursuant to Rule 14f-1 "not less than 10 days prior to the date any such person takes office as a director." It appears the designation of Mr. Hernandez as a director predated the company's distribution of the required disclosures under Section 14(f) and corresponding Rule 14f-1. Please advise us whether or not the company timely fulfilled its disclosure obligations under Rule 14f-1.

2. We note that a number of the company's shareholders beneficially owning greater than 5% of the outstanding common stock, including former officers directors, appear not to have filed beneficial ownership reports and amendments thereto on Schedule 13D or 13G. For example, the Form 10-K filed March 11, 2016, identified two persons, Messrs. Michael Warsinske and John Abraham, owning beneficially more than 5% of the company's outstanding common stock. Please advise us, with a view toward revised disclosure, of the basis for the company's belief that the information provided in the beneficial ownership table is accurate and complete.

3. Please confirm that Mr. Hernandez intends to file a beneficial ownership report on Schedule 13D, or advise.

Section 16(a) Beneficial Ownership Reporting Compliance, page 6

4. Please confirm that Mr. Hernandez will file Section 16(a) reports given his status as an officer and director.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Justin A. Kisner, Attorney-Adviser, at (202) 551-3788, or me at (202) 551-3266 if you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions